Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3484
warren@chapman.com

December 1, 2023

VIA EDGAR CORRESPONDENCE

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust

File Nos. 333-180871 and 811-22700

Dear Ms. Brutlag:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Exchange Listed Funds Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 4, 2023 (the “Registration Statement”). The Registration Statement relates to the Bancreek U.S. Large Cap ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

Please supplementally provide the Staff with the Fund’s ticker symbol and completed fee table and expense example numbers at least one week before the Registration Statement is effective.

Response to Comment 1

Pursuant to the Staff’s comment, a completed fee table and expense example has been set forth on Exhibit A. The ticker symbol for the Fund will be: BCUS.

Comment 2

Please consider reordering the principal risks for the Fund to prioritize those that are most likely to affect the Fund’s net asset value, yield, and total return (see ADI 2019-08), following which the remaining risks may be alphabetized.

Response to Comment 2

The Trust notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks at this time.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Exhibit A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.80%
Fee Waiver/Expense Reimbursement[2]	(0.10)%
Total Annual Fund Operating Expenses After Waiver/Reimbursement	0.70%
[1]	Based on estimated amounts for the current fiscal year.

[2]	Exchange Traded Concepts, LLC (the “Adviser”) has contractually agreed to waive its fees and reimburse expenses to the extent necessary to keep total annual operating expenses of the Fund (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, acquired fund fees and expenses, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.70% of the Fund’s average daily net assets for at least one year from the date of this Prospectus, unless earlier terminated by the Board of Trustees (the “Board”) of Exchange Listed Funds Trust (the “Trust”) for any reason at any time.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$72	$245